AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
DATED NOVEMBER 10, 2025

Americas Gold and Silver Corporation

Management's Discussion and Analysis

Unless otherwise indicated, in this Management's Discussion and Analysis all references to "dollar" or the use of the symbol "$" are to the United States of America dollar and all references to "C$" are to the Canadian dollar. Additionally, percentage changes in this Management's Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this MD&A include, but are not limited to: estimated and targeted production rates and results for silver and other metals at the Galena Complex and Cosalá Operations; statements relating to the Company’s acquisition of the remaining 40% interest in the Galena Complex and the Acquisition Agreement (as defined herein), including expected benefits to the Company and its shareholders; statements relating to the Company’s positioning as a silver-focused producer and the precious metals markets; the expected timing and completion of required development and the expected operational and production results therefrom, statements relating to Americas Gold and Silver’s EC120 Project, including expected approvals and capital requirements, and timing to reach commercial and sustainable production and full production on its anticipated timeline and budget; the Company’s expectations relating to the operation of San Rafael throughout the EC120 Project development period and related cashflows; the Company’s technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency; the Company’s second phase test work confirming the potential to extract over 99% of antimony from test copper floatation concentrate and the Company’s role in the U.S. domestic supply of critical minerals; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; initial results and expectations arising out of the Company’s exploration and drilling programs at the Galena Complex; the Company’s ability to continue as a going concern; the Company’s liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including potential additional debt financing opportunities and existing debt restructuring; the Company’s intention to issue guidance for 2025; and expectations regarding the Company’s ability to rely in existing infrastructure, facilities and equipment.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company's control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company's business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company's working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the recent US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this MD&A and the Company's most recently filed Annual Information Form ("AIF") under the heading "Risk Factors".  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

1 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the related assumptions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

2 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Management's Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (the "Company" or "Americas Gold and Silver") constitutes management's review of the Company's financial and operating performance for the three and nine months ended September 30, 2025, including the Company's financial condition and future prospects. Except as otherwise noted, this discussion is dated November 10, 2025 and should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2025 and 2024. The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024 are prepared in accordance with International Accounting Standards ("IAS") 34 under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company's most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.americas-gold.com. The content of the Company's website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2025 ("Q3-2025") compared to the three months ended September 30, 2024 ("Q3-2024") and for the nine months ended September 30, 2025 ("YTD-2025") compared to the nine months ended September 30, 2024 ("YTD-2024") as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024, prior to acquisition of Galena Complex's 40% non-controlling interests, and 100% from both operations thereafter including fiscal 2025. In addition, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024 and are classified similarly in fiscal 2025.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under "Non-GAAP and Other Financial Measures".

The Company filed articles of amendment, effective August 21, 2025, to complete an approved share consolidation of the Company's issued and outstanding common shares on the basis of two and a half (2.5) pre-consolidated common shares for one (1) post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, restricted share units, performance share units, and deferred share units. All information relating to issued and outstanding common shares, options, warrants, restricted share units, performance share units, deferred share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

This MD&A contains statements about the Company's future or expected financial condition, results of operations and business. See "Forward-Looking Statements" above for more information on forward-looking statements.

3 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Overview

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico. The Company also owns the Relief Canyon mine ("Relief Canyon") which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d'Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company is currently underway with a new strategy at Galena aimed at increasing production and lowering operating costs following the consolidation transaction, and subsequent capital raises discussed herein.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine ("San Rafael"), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects, including the 100%-owned Zone 120 and the El Cajón silver-copper deposits ("EC120 Project"). The Company is currently in the process of developing the EC120 mine which is expected to reach full production by year end 2025. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon located in Pershing County, which is currently on care and maintenance. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit; leaching and heap rinsing operations were discontinued in Q4-2023. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares.

The Company's management and Board of Directors (the "Board") are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company's registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol "USA" and on the NYSE American trading under the symbol "USAS".

Information contained on the Company's website is not incorporated by reference herein and should not be considered part of this MD&A.

4 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Recent Developments and Operational Discussion

Q3-2025 Highlights

  Consolidated silver production increased 98% year-over-year and 11% quarter-over-quarter as the impact of operational improvements and efficiencies continued at the Galena Complex in Idaho while the Cosalá Operations progressed into the high-grade EC120 Project with pre-production of higher-grade development ore.
    Strong production results were achieved despite a planned 10-day shut down to complete Phase 1 upgrades to the Galena No. 3 Shaft.
    Consolidated silver production of 765,000 ounces was realized during the quarter, or approximately 877,000 silver equivalent1 ounces, including 2.3 million pounds of lead (23% increase quarter-over-quarter).
    The Galena Complex produced approximately 440,000 ounces of silver (a 36% increase in silver production compared to Q3-2024) due to more consistent access to the higher silver grade tetrahedrite ore.
    Silver production at the Cosalá Operations increased by 70% to approximately 325,000 ounces of silver in Q3-2025.
  Increase in consolidated revenue2 due to higher silver production and higher realized prices. Consolidated revenue, including by-product revenue, increased to $30.6 million for Q3-2025 or 37% compared to $22.3 million for Q3-2024, despite lower zinc and lead production.
    During the quarter the Company continued its transition into EC120 at Cosalá which has predominantly higher-grade silver and copper compared to the zinc-lead-silver San Rafael mine.
    Pre-production sales of EC120 silver-copper concentrate contributed a strong $12.9 million to revenue during Q3-2025.
  Confirmed the viability of supplying significant antimony production to satisfy United States domestic supply requirements and cto create a potential additional future revenue stream. Reported by-product year-to-date antimony production of 447,466 pounds.
    Announced breakthrough metallurgical test work results yielding over 99% antimony extraction from copper concentrate and reconfirming the ~0.7:1 Sb:Cu ratio of historical production at Galena.
    Year-to-date output of 615,817 pounds of copper alongside antimony, underscoring the predictability of antimony production from Galena's high-grade silver-copper-antimony tetrahedrite ore.
  Strong exploration results from the Galena Complex, highlighted by an intersection of 24,913 g/t Ag and 16.9% Cu over 0.21 metres in the high-grade extension of the previously identified 149 Vein.
  First phase of the Galena No. 3 Shaft upgrade completed ahead of schedule. The Phase 1 upgrade was completed during a 10-day shutdown period, four days shorter than planned, delivering 100% productivity improvement.
  Cash and cash equivalents balance of $39.1 million ($7.2 million Q3-2024) and working capital1 deficit of $6.5 million as at September 30, 2025 (working capital deficit of $28.7 million as at December 31, 2024).
  Cost of sales1,2 per silver equivalent ounce produced, cash costs1 and all-in sustaining costs1 per silver ounce produced averaged $22.95, $24.11 and $30.06, respectively, in Q3-2025.
  Net loss of $15.7 million for Q3-2025 (Q3-2024 net loss of $16.1 million), as the Company continues to execute on its strategic investment strategy into operations at the Galena Complex, was primarily a result of higher precious metal prices impacting metals-based liabilities offset against gains recognized from a new price protection program completed during the period.

______________________________

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

2 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

5 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025
  Adjusted loss1 for Q3-2025 was $4.3 million (adjusted loss of $11.8 million for Q3-2024) and Adjusted EBITDA1 for Q3-2025 was income of $1.9 million (adjusted EBITDA loss of $1.3 million for Q3-2024) primarily due to higher net revenue from increased silver production and realized prices during the period offset by higher capital spending as part of the strategic investment strategy at Galena and non-cash share-based payments.

On December 19, 2024, the Company completed the acquisition of the remaining 40% non-controlling interests of the Company's Galena Complex pursuant to an agreement dated October 9, 2024 with Mr. Eric Sprott. Mr. Paul Andre Huet was appointed Chief Executive Officer of the Company effective November 11, 2024 and Chairman of the Board following the close of the transaction. Mr. Huet immediately began building a strong, experienced technical team to unlock the dormant value of the Galena Complex in pursuit of increased shareholder returns.

Metal Prices

Precious metals prices continued to increase during the Q3-2025 as investors adjusted capital flows and allocations in response to the monetary and fiscal policy plans of the new U.S. administration, international trade tariff discussions, and recession and inflation expectations, among other macroeconomic events. The market price of silver increased by 34% year-over-year to average price of $39.38/oz in Q3-2025 compared to an average price of $29.43/oz in Q3-2024. The Copper market price increased by 6% year-over-year to average price of $4.44/lb, in Q3-2025 compared to an average price of $4.17lb in Q3-2024. Lead decreased by 4% year-over-year to average price of $0.89/lb in Q3-2025 compared to an average price of $0.93lb in Q3-2024. The Company is dependant on both precious and base metal prices for profitability and liquidity.

The Company believes it is well positioned to significantly increase revenue for 2025 and beyond, supported by its planned growth in silver production at both of its producing operations and the assumption that market prices for silver, zinc, and copper remain at or above current levels.

Galena Complex

During the third quarter of 2025, the Company continued to make significant progress at the Galena Complex, on track with its operational growth plan. Development activities advanced steadily, with improved efficiencies in muck handling and notable gains in development rates. A key contributor to this quarter's improvements was the successful extraction of a second long-hole stope at Galena. Remote mucking operations demonstrated a significant increase in tonnage moved compared to traditional underhand and overhand mining methods. The second long-hole panel from the first long-hole stope was mined successfully, achieving planned widths. Additional long-hole stopes, including 49-130, are scheduled for Q4-2025, with three more in development for mining in Q1-2026. Construction of a second Alimak ventilation raise, which began in Q2-2025, is now expected to be completed in Q4-2025.

The 55-179 decline is now progressing toward the 55-198 and 55-165 stopes for continued production in Q4-2025. The strategic location of this ramp provides access to multiple stopes-namely 55-206, 55-198, 55-165, and 55-163-thereby reducing development costs by enabling multiple accesses from a single ramp. Of these, three stopes (55-206, 55-163, and 55-165) are planned to be mined using long-hole methods - a notable achievement considering there were no long-hole stopes at the end of fiscal 2024.

The replacement of a portion of the mine's legacy underground fleet also progressed during the quarter. Five new underground loaders and three mine trucks were ordered earlier in the year. Initial units have already been deployed underground, with operational efficiencies materializing in the second half of 2025. Two remote-capable Komatsu WX-04 loaders were commissioned during the quarter while the remaining three units have been lowered underground. A 16-ton haul truck is scheduled for commissioning in Q4-2025 while four new underground tractors and one mini excavator were received to improve personnel transport and manage oversize material. Two 300-ton bins have been upsized to accommodate the new haul trucks alongside new chutes that have been installed on the 5500 level with commissioning is expected in Q4-2025.

6 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Certain areas of the mine continue to demonstrate favorable economics with the increase in silver prices and are being reintegrated into the current and 2026 mine plans. An internal study is underway to evaluate the potential for remnant mining in the 55-072 and 46-136 front ramp areas. Additional drilling is required to refine geological models, with two new muckers have been deployed to support these efforts.

Finally, the components for the #3 shaft replacement hoist motor arrived on site in early Q3-2025. The motor was successfully installed during the quarter resulting in increased skip volumes from the 5600 loading pockets. This improvement is attributed to the new motor's higher torque and horsepower. Importantly, the operation has been de-risked with the availability of a spare motor for #3 shaft - a first for the Galena mine. This upgrade is a critical component of the Galena Complex's plan to significantly increase hoisting capacity, with further installation benefits expected in early 2026. Plans are also in place to replace the Coeur hoist motor in Q4-2025, which will both enhance operational redundancy and support the second means of egress.

Galena Exploration Update

Recent early-stage exploration drilling on the 4300 Level from the 43-191 DDS has identified a high-grade copper-silver-antimony vein. The vein has the potential to be the upper extension of the previously identified 149 Vein. Three holes drilled to date demonstrate nearly 120 meters of vertical continuity above current mining level with more drilling in progress to infill and extend this vein. The 149 Vein is currently being mined below these intercepts, producing a consistent high-grade mill feed of 600-700 tons per cut averaging 700-950 g/t silver and 0.6-0.7% copper. The 149 Vein is a strong candidate currently under review for long hole open stoping.

The geologic setting and host rock interpretation indicates that recent intercepts are near the upper crown of the 149 Vein. This area is located within the transition zone of the Upper Revett and the St. Regis Formations, the two dominant Belt Supergroup formations seen at the Galena Mine. To date, 4,878 meters have been drilled from this station out of a planned 18,100 meters, testing several different targets in addition to the 149 Vein.

Drill results on the 149 vein to-date are:

• DDH 43-317: 24,913 g/t Ag and 16.9% Cu over 0.21 m

• DDH 43-304: 2,816 g/t Ag and 2.0% Cu and 1.05% Sb over 1.05 m

• DDH 43-316: 2,354 g/t Ag and 1.7% Cu over 1.58 m

These intercepts underscore the high-grade nature of the 149 Vein extension, with potential to contribute further to near-term mining plans and potential resource additions as additional drilling progresses. The vein remains open for expansion. Ongoing efforts are focused on infilling and testing adjacent targets to maximize its contribution to the Galena Complex's production profile.

A full table of the Company's latest published drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20250822.pdf.

The Company's current consolidated mineral reserve and mineral resource statement can be found at: https://americas-gold.com/site/assets/files/5151/reserves20241231.pdf.

Information contained on the Company's website is not incorporated by reference herein and should not be considered part of this MD&A.

7 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Metallurgical Testing - Antimony

Recent metallurgical testing at the Galena Complex confirmed high recoveries of antimony alongside strong silver and copper recoveries from ore currently being processed. Antimony at the Galena Complex is hosted in the common sulfosalt mineral, tetrahedrite, which is an antimony sulfide of silver, copper and iron. Although the Galena Complex has produced significant antimony over its life, the Company historically has not realized value for this material due to its insufficient concentration and quality for smelter acceptance.

Following a review of historical metallurgical data, the Company commissioned SGS Canada Inc. to conduct flotation tests on current mill feed. The first phase of test results on the tetrahedrite material indicated a marketable concentrate may now be possible using modern metallurgical processes. The test results mark a key step toward establishing the Company as the largest antimony producer in the United States, unlocking a new revenue stream from a strategic by-product, previously counted as a penalty element.

Historically, individual lots of ore from both the Galena and Coeur mines were processed at the Sunshine Mine, located just four miles west, where antimony was effectively separated and recovered. Building on this precedent, the second phase of metallurgical testing, under the direction of Allihies Engineering, Inc., focused on treating the current concentrate to produce multiple saleable antimony products, opening the door to monetizing a long-overlooked byproduct and reinforcing the Company's strategic value within the U.S. critical minerals framework.

The Company celebrated a major milestone in metallurgical innovation as the second phase test work confirmed the potential to extract over 99% of antimony from the site's test copper flotation concentrate, transforming a historically overlooked by-product into a valuable revenue source while bolstering the Company's role in the U.S. domestic supply of critical minerals.

To strengthen its engagement with the federal government, the Company has signed an agreement with Lot Sixteen LLC, a consultancy with extensive experience advancing domestic critical minerals projects, advising on natural resource issues, and securing federal funding for its clients. Lot Sixteen will support the Company's work to advance antimony processing in Idaho's Silver Valley.

Galena is the only producing antimony mine in the United States. The Company aims to deliver a secure and reliable source of antimony, a federally recognized critical mineral with key applications in the defense, energy, and manufacturing sectors to the United States Government. Given its significant advantage of current production, Americas is evaluating the potential for construction of a new antimony processing facility to process Galena's current antimony production and, if capacity permits, could accept feed from other sources with the objective of creating a domestic hub for antimony production in the Idaho's Silver Valley.

Cosalá Operations

The Cosalá Operations had a strong quarter as it continues to transition from the zinc-lead-silver San Rafael mine to the higher-grade silver-copper EC120 Project in fiscal 2025. Silver production increased in Q3-2025 by 70% to approximately 325,000 ounces of silver compared to approximately 192,000 ounces of silver in Q3-2024, primarily due to higher grades and silver recoveries offset by lower tonnages during the period. Ore tonnages were impacted by approximately 17 days due to a longer than usual, rainy weather season, in addition to regional security concerns, with the expectation of limited weather downtime in Q4-2025. The majority of production during the quarter was sourced from EC120 which contributed approximately 314,000 ounces of silver production (689,000 ounces of silver production project-to-date). Production from EC120 was supplemented with limited tonnage from the Upper Zone of San Rafael with significant grades ranging up to 1,675 g/t. Silver processed from mining of this higher-grade Upper Zone increased month to month in the quarter and are expected to continue into Q4-2025 and early 2026.

8 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

The Company expects to continue to operate the Upper Zone throughout the remainder of the year as more working faces in the EC120 Project are developed. New mining equipment ordered earlier in the quarter is expected to be delivered to site late in Q4-2025 and is expected to positively impact operating efficiencies in early 2026. Overall, the EC120 Project remains on-track for commercial production by end of 2025.

The Sinaloa region, where the Company operates, has recently experienced heightened conflict between organized crime groups. While no damage has been reported to the Company's property or personnel, intermittent regional security disruptions resulting from violence in nearby areas have caused delays in contractor mobilization and impacted the Company's supply chain and concentrate transportation routes during the first half of 2025. Specifically, the EC120 Project's Zone 120 development was delayed due to the late arrival of a raise-bore machine critical for completing a ventilation raise, which was broke through to surface in late April 2025. Additionally, these disruptions intermittently affected mill operations, leading to a minor reduction in milled tonnage though the Company largely maintained normal steady-state throughput throughout Q3-2025.

While the Company cannot predict when, or if, these conflicts may subside or worsen in the interim, it remains committed to responding proactively to prioritize the safety and well-being of its employees and stakeholders.

Please refer to the section entitled "Risk Factors" in the Company's Annual Information Form dated March 31, 2025 for a further discussion of the risks relating the Company's business and operations, including risks associated with its operations in Mexico and exposure to risks and uncertainties regarding operations in areas located where organized crime groups and Mexican cartels may operate.

Senior Secured Term Loan Facility

On June 24, 2025, the Company entered into a senior secured debt facility with SAF for funds of up to $100 million, primarily to fund growth and development capital spending at the Galena Complex. The facility consists of three tranches with an initial $50 million term loan advanced upon closing, and two additional tranches of $25 million each made available to the Company upon satisfaction of certain conditions. SAF holds senior security over all the Company's assets and secondary security on the Cosalá Operations and the Relief Canyon Mine. As part of the close, the term loan facility is subject to certain quarterly and annual financial covenants, along with a price protection program completed in July on future precious and base metals production and commitments.

The facility consists of:

• A term loan with proceeds of the initial $50 million advanced at closing. The initial tranche advanced on the closing date is subject to an interest rate of SOFR (4% floor) plus 6% per annum and matures 60 months following the closing date. Principal will amortize over the term of the loan, with principal repayments commencing one year after the closing date and payable quarterly thereafter.

• Two additional $25 million tranches that will be available to the Company upon the achievement of certain conditions precedent. The first additional tranche will be subject to an interest rate of SOFR (4% floor) plus 6% per annum after funding. The second additional tranche will be subject to an interest rate of SOFR (4% floor) plus 4% per annum after funding. Principal will amortize over the term of the loan with principal repayments commencing one year after the closing date and payable quarterly thereafter.

The Company also entered into an offtake agreement with Ocean Partners USA Inc. for treatment of up to 100% of concentrates from the Galena Complex at Teck Resources Limited's Trail Operations in Trail, British Columbia, one of the world's largest fully-integrated zinc, lead and critical metals complexes. As a condition to closing the facility and in conjunction with the entering the offtake agreement, Ocean Partners subscribed for 16.8 million common shares in the Company at C$0.95 per common share, representing a premium of approximately 14% to the Company's 20-day VWAP for gross proceeds of $11.5 million.

9 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Share Consolidation

The Company filed articles of amendment, effective August 21, 2025, implementing a consolidation of its outstanding common shares on the basis as finally determined by the Board of one (1) post-consolidation common share for every two and a half (2.5) pre-consolidation common shares (the "Consolidation"). The exercise price or conversion price, as applicable, and the number of common shares issuable, as applicable, under any of the Company's outstanding convertible or share-based securities such as warrants, stock options and restricted share units, performance share units and deferred share units, as applicable, were proportionately adjusted upon completion of the Consolidation in accordance with their respective terms. The CUSIP and ISIN numbers of the post-consolidation common shares also changed upon the completion of the Consolidation.

Consolidated Results and Developments

	Q3-2025[3]	Q3-2024[3]	YTD-2025[3]	YTD-2024[3]
Revenue ($ M)[4]	$30.6	$22.3	$81.1	$76.4
Silver Produced (oz)	764,757	385,564	1,899,627	1,375,416
Zinc Produced (lb)	79,938	8,362,501	8,284,795	25,215,650
Lead Produced (lb)	2,345,180	4,118,739	8,075,456	12,464,012
Copper Produced (lb)[5]	565,707	-	1,038,404	-
Total Silver Equivalent Produced (oz)[1]	877,454	883,049	2,553,992	2,962,099
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$22.95	$18.04	$25.35	$17.18
Cash Costs/Ag Oz Produced ($/oz)[2]	$24.11	$16.88	$25.25	$16.54
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$30.06	$25.38	$32.40	$24.89
Net Loss ($ M)	$(15.7)	$(16.1)	$(49.7)	$(36.3)
Comprehensive Income (Loss) ($ M)	$(14.2)	$(17.8)	$(51.5)	$(33.4)

1 Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

4 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

5 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 Project pre-production from the Cosalá Operations.

Consolidated silver production of approximately 765,000 ounces during Q3-2025 was higher than Q3-2024 production of approximately attributable 386,000 ounces due to higher grades at both operations, offset by lower tonnage. Throughout this MD&A as previously noted, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024, prior to acquisition of Galena Complex’s 40% non-controlling interests, and 100% from both operations thereafter including fiscal 2025. Pre-production of EC120 silver-copper concentrate contributed silver production of 314,000 ounces during Q3-2025. Production of both zinc and lead during the quarter were lower than Q3-2024 due to lower tonnage of San Rafael ore processed during the quarter as the Company develops and transitions into the silver-copper EC120 orebody.

Revenue of $30.6 million for the three months ended September 30, 2025 was higher than revenue of $22.3 million for the three months ended September 30, 2024, resulting from increased silver production during the period and the increase in realized silver prices, partially offset by lower zinc and lead production. Revenue included pre-production revenue from the EC120 Project of $12.9 million during the period. The average realized silver price3 increased by 36% from Q3-2024 to Q3-2025, while the average realized lead and zinc prices3 decreased by 3% and 2%, respectively, during the same period. The average realized silver price of $40.36/oz for Q3-2025 (Q3-2024 - $29.71/oz) is comparable to the average London silver spot price of $39.38/oz for Q3-2025 (Q3-2024 - $29.43/oz).

_____________________________

3 These are supplementary or non-GAAP financial measures or ratios. See "Non-GAAP and Other Financial Measures" section for further information.

10 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

The Company recorded a net loss of $15.7 million for the three months ended September 30, 2025 compared to a net loss of $16.2 million for the three months ended September 30, 2024. The decrease in net loss was primarily attributable to higher net revenue, lower depletion and amortization, lower interest and financing expense, and higher other gain on derivatives, offset in part by increase in gold prices on the Company's metals contract liabilities, higher non-cash corporate expenses, and higher foreign exchange loss. These variances are further discussed in the following sections.

Galena Complex

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Tonnes Milled	28,534	31,848	74,771	88,686
Silver Grade (g/t)	486	322	496	426
Lead Grade (%)	3.96	3.97	4.05	4.11
Silver Recovery (%)	98.5	98.1	98.5	98.3
Lead Recovery (%)	94.2	93.1	94.1	93.8
Silver Produced (oz)	439,580	323,043	1,173,304	1,194,479
Lead Produced (lb)	2,345,180	2,594,042	6,272,775	7,536,648
Total Silver Equivalent Produced (oz)[1]	492,402	405,465	1,334,706	1,457,531
Silver Sold (oz)	425,445	323,852	1,172,169	1,195,215
Lead Sold (lb)	2,271,462	2,594,089	6,309,375	7,543,940
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$24.26	$26.73	$25.46	$20.56
Cash Costs/Ag Oz Produced ($/oz)[2]	$24.30	$26.54	$25.27	$21.18
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$31.31	$39.50	$34.00	$31.64

1 Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

The Galena Complex produced approximately 440,000 ounces of silver in Q3-2025 compared to approximately 323,000 ounces of silver in Q3-2024 (a 36% increase in silver production) due to more consistent access to higher silver grade tetrahedrite ore. The mine also produced 2.3 million pounds of lead in Q3-2025, compared to 2.6 million pounds of lead in Q3-2024 (a 10% decrease in lead production). During the period of operational adjustments currently underway as part of the transition plan at Galena, as previously discussed, the Company anticipates potential short-term movements in by-product production levels while the focus on increasing mining rates in silver-copper ore and setting up key infrastructure in support of future growth is advanced. Cash costs per ounce of silver decreased to $24.30 in Q3-2025 from $26.54 in Q3-2024, primarily due to increase in silver production during the period, offset by modest increases in salaries and employee benefits at the operations.

During Q3-2025, the Company has continued to make significant advances at the Galena Complex and is on-track with its operational growth plan. Development plans are well advanced with efficiencies in muck handling and improved development rates being realized. Further developments of the Galena Complex are discussed in the Recent Developments and Operation Discussion section of this MD&A above.

11 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Cosalá Operations

	Q3-2025[3]	Q3-2024[3]	YTD-2025[3]	YTD-2024[3]
Tonnes Milled	106,029	146,379	359,087	457,915
Silver Grade (g/t)	116	70	86	73
Zinc Grade (%)	1.21	3.31	3.10	3.15
Lead Grade (%)	-	1.24	0.83	1.17
Copper Grade (%)[4]	0.30	-	0.28	-
Silver Recovery (%)	82.0	58.4	73.0	61.4
Zinc Recovery (%)	70.2	81.1	80.3	81.1
Lead Recovery (%)	-	66.5	67.0	68.8
Copper Recovery (%)[4]	83.8	-	80.8	-
Silver Produced (oz)	325,177	191,739	726,323	658,729
Zinc Produced (lb)	79,938	8,362,501	8,284,795	25,215,650
Lead Produced (lb)	-	2,562,314	1,802,681	7,942,023
Copper Produced (lb)[4]	565,707	-	1,038,404	-
Total Silver Equivalent Produced (oz)[1]	385,052	639,770	1,219,286	2,087,580
Silver Sold (oz)	313,159	162,527	718,460	642,682
Zinc Sold (lb)	86,512	7,501,439	9,474,630	23,955,316
Lead Sold (lb)	-	2,203,522	1,826,547	7,402,481
Copper Sold (lb)[4]	544,121	-	1,057,113	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$21.27	$14.73	$25.25	$15.76
Cash Costs/Ag Oz Produced ($/oz)[2]	$23.87	$7.12	$25.22	$11.49
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$28.36	$11.12	$29.82	$17.54

1 Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 Project pre-production from the Cosalá Operations.

Silver production increased in Q3-2025 by 70% to approximately 325,000 ounces of silver compared to approximately 192,000 ounces of silver in Q3-2024, primarily due to higher grades and silver recoveries offset by lower tonnages during the period. A higher portion of the mill feed came from pre-production of the EC120 Project which has higher silver grades and silver recoveries based on its minerology. Lower milled tonnage from the San Rafael Main Central orebody caused base metals production of zinc and lead to drop in Q3-2025. Silver production is expected to increase steadily as the development into EC120 Project progresses and the mine continues to batch higher development grade ore through the mill.

The Cosalá Operations increased capital spending on the EC120 Project, incurring $3.8 million during Q3-2025 ($2.9 million during Q2-2025). The EC120 Project contributed approximately 314,000 ounces of silver production in Q3-2025 (689,000 ounces of silver production project-to-date) as the Cosalá Operations milled and sold silver-copper concentrate during the EC120 Project's development phase contributed $12.9 million to net revenue during Q3-2025. Cash costs per silver ounce increased during Q3-2025 to $23.87 per ounce from $7.12 per ounce in Q3-2024, due primarily to decreased zinc and lead production resulting in lower by-product credits during the period.

12 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Results of Operations

Analysis of the three months ended September 30, 2025 vs. the three months ended September 30, 2024

The Company recorded a net loss of $15.7 million for the three months ended September 30, 2025 compared to a net loss of $16.2 million for the three months ended September 30, 2024. The decrease in net loss was primarily attributable to higher net revenue ($8.3 million), lower depletion and amortization ($2.2 million), lower interest and financing expense ($2.7 million), and higher other gain on derivatives ($2.7 million), offset in part by increase in gold prices on the Company's metals contract liabilities ($7.0 million), higher non-cash corporate expenses ($4.3 million), and higher foreign exchange loss ($3.1 million), each of which are described in more detail below.

Revenue increased by $8.3 million to $30.6 million for the three months ended September 30, 2025 from $22.3 million for the three months ended September 30, 2024. The increase was due to comparatively $7.9 million higher revenue at the Galena Complex from higher silver production and realized prices during the period. Revenue at the Cosalá Operations increased by $0.4 million during the period mainly due to higher silver production and realized prices during the period offset by lower revenue from lower zinc and lead production during the period as higher portion of the mill feed came from pre-production of the EC120 Project.

Cost of sales decreased by $0.2 million to $20.1 million for the three months ended September 30, 2025 from $20.3 million for the three months ended September 30, 2024. The decrease was primarily due to $1.2 million decrease in cost of sales from lower production tonnes at the Cosalá Operations during the period offset by a $1.1 million increase at the Galena Complex due to increases in employee-related costs during the period.

Depletion and amortization decreased $2.2 million to $3.7 million for the three months ended September 30, 2025 from $5.9 million for the three months ended September 30, 2024. The decrease primarily reflects revised depletion rates based on an updated estimate of higher mineral reserves.

Corporate general and administrative expenses increased by $4.3 million due to the addition of required technical expertise to the management team and reconstitution of the Board, plus non-cash compensation recognized during the period due to the implementation of an employee incentive structure that aligns compensation with shareholder interests.

Interest and financing expense decreased by $2.7 million mainly due to higher financing expense recognized during the prior period from accretion of the Company's previously existing convertible debenture.

Foreign exchange loss increased by $3.1 million to a $1.9 million loss for the three months ended September 30, 2025 from a $1.2 gain for the three months ended September 30, 2024, mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company's Mexican and Canadian subsidiaries.

Loss on fair value of metals contract liabilities increased by $7.0 million to a $12.3 million loss for the three months ended September 30, 2025 from a $5.3 million loss for the three months ended September 30, 2024, mainly due to the impact of the increased gold and silver prices on metals contract liabilities during the period.

Other gain on derivatives increased $2.7 million to $2.9 million gain for the three months ended September 30, 2025 from a $0.2 million gain for the three months ended September 30, 2024 due to price protection derivative instruments entered during the period.

13 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Analysis of the nine months ended September 30, 2025 vs. the nine months ended September 30, 2024

The Company recorded a net loss of $49.7 million for the nine months ended September 30, 2025 compared to a net loss of $36.3 million for the nine months ended September 30, 2024. The increase in net loss was primarily attributable to increase in gold prices on the Company's metals contract liabilities ($16.8 million), higher non-cash corporate expenses ($13.5 million), and higher cost of sales ($1.6 million), offset in part by higher revenue ($4.7 million), lower depletion and amortization ($2.9 million), lower care and maintenance costs ($1.6 million), lower interest and financing expense ($4.5 million), and higher other gain on derivatives ($4.2 million), each of which are described in more detail below.

Revenue increased by $4.7 million to $81.1 million for the nine months ended September 30, 2025 from $76.4 million for the nine months ended September 30, 2024. The increase was due to $9.3 million higher revenue at the Galena Complex from higher silver production and realized prices during the period. Revenue at the Cosalá Operations decreased by $4.7 million during the period mainly due to lower revenue from lower zinc and lead production during the period as higher portion of the mill feed came from pre-production of the silver-copper EC120 Project.

Cost of sales increased by $1.9 million to $64.8 million for the nine months ended September 30, 2025 from $62.9 million for the nine months ended September 30, 2024. The increase was primarily due to $4.0 million increase in cost of sales from the Galena Complex due to increases in employee-related costs during the period, offset in part by $2.1 million decrease in cost of sales from lower production tonnes at the Cosalá Operations during the period.

Depletion and amortization decreased $2.9 million to $15.7 million for the nine months ended September 30, 2025 from $18.6 million for the nine months ended September 30, 2024. The decrease primarily reflects revised depletion rates based on an updated estimate of higher mineral reserves.

Care and maintenance costs decreased by $1.6 million mainly due to $0.5 million of 2024 Relief Canyon surety premium refund and $0.6 million of 2024 Relief Canyon refundable tax credits recognized during the period.

Corporate general and administrative expenses increased by $13.5 million due to the addition of required technical expertise to the management team and reconstitution of the Board, plus non-cash compensation recognized during the period due to the implementation of an employee incentive structure that aligns compensation with shareholder interests.

Interest and financing expense decreased by $4.5 million mainly due to higher financing expense recognized during Q3-2024 from accretion of the Company's previously existing convertible debenture.

Loss on fair value of metals contract liabilities increased by $16.8 million to a $26.9 million loss for the nine months ended September 30, 2025 from a $10.0 million loss for the nine months ended September 30, 2024, mainly due to the impact of the increased gold and silver prices on metals contract liabilities during the period.

Other gain on derivatives increased $4.2 million to $3.6 million gain for the nine months ended September 30, 2025 from a $0.6 million loss for the nine months ended September 30, 2024 due to price protection derivative instruments entered during the period.

14 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2025.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2025[2]	2025[2]	2025[2]	2024[2]	2024[2]	2024[2]	2024[2]	2023
Revenue ($ M)[3]	$30.6	$27.0	$23.5	$23.8	$22.3	$33.2	$20.9	$26.4
Net Loss ($ M)	(15.7)	(15.1)	(18.9)	(12.6)	(16.1)	(4.0)	(16.2)	(10.1)
Comprehensive Income (Loss) ($ M)	(14.2)	(16.2)	(21.1)	(7.7)	(17.8)	(2.7)	(12.9)	(12.9)

Silver Produced (oz)	764,757	688,663	446,207	363,856	385,564	505,932	483,920	583,379
Zinc Produced (lb)	79,938	1,472,805	6,732,052	6,292,634	8,362,501	8,868,263	7,984,886	8,299,319
Lead Produced (lb)	2,345,180	1,905,450	3,824,826	3,370,212	4,118,739	4,393,575	3,951,698	4,457,094
Copper Produced (lb)[4]	565,707	356,735	115,962	-	-	-	-	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[1]	$22.95	$27.99	$25.23	$21.85	$18.04	$16.45	$17.19	$13.75
Cash Costs/Ag Oz Produced ($/oz)[1]	$24.11	$26.64	$25.04	$20.68	$16.88	$12.42	$20.57	$14.24
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1]	$30.06	$32.89	$35.67	$40.38	$25.38	$19.58	$30.04	$21.05

Current Assets (qtr. end) ($ M)	$65.3	$83.8	$29.8	$40.7	$26.8	$26.4	$22.9	$23.0
Current Liabilities (qtr. end) ($ M)	71.8	73.4	57.6	69.4	63.3	65.2	51.9	61.2
Working Capital (qtr. end) ($ M)	(6.5)	10.4	(27.8)	(28.7)	(36.5)	(38.8)	(29.0)	(38.2)

Total Assets (qtr. end) ($ M)	$234.7	$244.3	$184.3	$192.6	$179.4	$180.3	$179.8	$180.5
Total Liabilities (qtr. end) ($ M)	184.5	188.0	128.9	139.2	126.3	113.0	113.7	108.3
Total Equity (qtr. end) ($ M)	50.2	56.3	55.4	53.4	53.1	67.3	66.1	72.2

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

3 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024 and 2023.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 Project pre-production from the Cosalá Operations.

15 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Liquidity

The change in cash since December 31, 2024 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2024	$20.0
Cash generated from operations	2.3
Expenditures on property, plant and equipment	(28.8)
Proceeds from disposal of assets	1.0
Lease payments	(0.8)
Credit facility	(0.5)
Term loan facility	49.8
Non-brokered private placements	18.5
Proceeds from exercise of options and warrants	6.7
Pre-payment facility	0.6
Metals contract liabilities	(12.7)
Increase in trade and other receivables	(3.5)
Change in inventories	(2.9)
Change in prepaid expenses	(1.0)
Change in trade and other payables	(7.5)
Change in foreign exchange rates	(2.1)
Closing cash balance as at September 30, 2025	$39.1

The Company’s cash and cash equivalents balance increased from $20.0 million to $39.1 million since December 31, 2024 with a lower working capital deficit of $6.5 million (December 31, 2024 working capital deficit of $28.7 million). This increase in cash was mainly due to proceeds from the term loan facility, non-brokered private placements, and exercise of options and warrants. These inflows were offset by expenditures on property, plant and equipment, and metals contract liabilities. Current liabilities as at September 30, 2025 were $71.8 million which is $2.4 million higher than at December 31, 2024, principally due to increased balance in metals contract liabilities offset by decreased balance in trade and other payables.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company's cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company's liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company's operating mines, the timing of the Galena shaft repair, and the expected increase in the Galena hoisting capacity. On September 30, 2025, the Company may not have sufficient liquidity on hand to fund its expected operations at the prevailing commodity prices for the next twelve months and may require further financing to meet its financial obligations and execute on its planned operations.

In past years, the Company was successful in raising funds through equity offerings (including bought deals and at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales.

16 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

During 2024, the Company amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $10.5 million during 2024 and fully drew the advance under the agreement during the period and closed an equity offering for gross proceeds of C$7.8 million in March 2024. In August 2024, the Company signed the $15 million Credit Agreement with Trafigura for the capital requirements of the EC120 Project with an initial draw of $10 million under the facility. In December 2024, the Company acquired the remaining 40% interest of the Galena Complex and closed non-brokered private placements for total gross proceeds of $6.9 million CAD for bridge financing purposes, and a concurrent financing through bought deal private placement for gross proceeds of C$50 million. A portion of these funds were used to reduce the Company's liabilities following the placement.

During 2025, the Company closed a term loan facility for funds of up to $100 million to provide additional debt funding to fund its mine optimizing capital, development, and infill drilling expenses at the Galena Complex and further restructure its existing debt. The Company has also successfully closed non-brokered private placements of approximately $19 million during YTD 2025 and believes it will be able to continue to raise additional financing as needed considering the current state of the precious metals capital market.

In the medium term, as the optimization of the No. 3 shaft is completed in Q1-2026 allowing for greater hoisting capacity of ore and waste, the EC120 Project reaches commercial production, and the new Galena Complex strategy is executed in 2026 in line with new plans currently being developed and executed, along with positive metal prices, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company's financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk with exception to the 3 months U.S. SOFR rate applicable to the interest rate on certain financial instruments. The majority of the funds of the Company are held in accounts at major banks in the United States, Canada, and Mexico.

Disclosure of Recent Offering and Proceeds

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company's ability to achieve its business objectives and milestones.

17 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Offering and Proceeds	Disclosed Use of Proceeds
US$1.9 million September 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes
US$1.6 million June 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes
US$11.5 million May 2025 non-brokered private placements of common shares	For working capital requirements at the Galena Complex and for general working capital and administrative purposes
US$3.6 million March 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes
US$4.0 million December 2024 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes

Bought deal private placement (December 2024) – gross proceeds of C$50 million	C$13.9 million for payment of cash consideration, C$6.0 million for repayment of indebtedness, C$2.0 million for royalty payable, C$9.3 million for transaction expenses, C$18.9 million for working capital requirements at the Galena Complex and for general working capital and administrative purposes
Concurrent private placements (October and November 2024) – gross proceeds of C$6.9 million	For general working capital and administrative purposes

Post-Employment Benefit Obligations

The Company's liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 17 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2024). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company's actuary currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.3 million per year for each of the next 5 years. Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of YTD-2025 and adjusted by approximately $0.3 million as a result of decrease in discount rate and unrealized gains on returns. The Company expects to continue to review the pension valuation quarterly.

Capital Resources

The Company's cash flow is dependent on delivery of its metal concentrates to market. The Company's contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty's capabilities could severely impact the Company's capital resources.

The Company made capital expenditures of $28.8 million during the nine months ended September 30, 2025 (2024: $13.6 million). Money was mostly spent on development work associated with the Galena Complex.

18 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

The following table sets out the Company's contractual obligations as of September 30, 2025 (in thousands of U.S. dollars):

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$30,718	$30,718	$-	$-	$-
Pre-payment facility	2,550	2,550	-	-	-
Credit facility	9,400	7,200	2,200	-	-
Interest on credit facility	578	553	25	-	-
Term loan facility	53,191	1,596	15,691	35,904	-
Interest and fees on term loan facility	20,037	5,527	9,780	4,730	-
Royalty payable	3,062	3,062	-	-	-
Metals contract liability	44,618	20,024	24,594	-	-
Silver contract liability	28,566	6,368	19,815	2,383	-
Price protection program premium	3,411	383	3,028	-	-
Projected pension contributions	7,530	1,596	2,652	2,906	376
Decommissioning provision	19,950	-	-	-	19,950
Other long-term liabilities	2,180	-	1,368	182	630
Total	$225,791	$79,577	$79,153	$46,105	$20,956

1 - Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details are available in Note 22 of the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2025.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

The Company incurred corporate general and administrative expenses of $0.2 million for the nine months ended September 30, 2025 from PJH Consulting LLC ("PJH") where Paul Andre Huet is an owner. The corporate general and administrative expenses included in the consolidated statements of loss and comprehensive loss paid to PJH were recorded at the exchange amount representing the amount agreed to by the parties.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 31, 2025 or the Company's MD&A for the year ended December 31, 2024 dated March 27, 2025. Any of these risk elements could have material adverse effects on the business of the Company. See Note 27 - Financial risk management of the Company's audited consolidated financial statements for the year ended December 31, 2024, and Note 22 - Financial risk management of the Company's unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2025 and 2024.

19 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

The Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2025, and 2024 contain going concern disclosure

The Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2025, and 2024 contain disclosure related to several material uncertainties casting substantial doubt upon the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company's financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

- Amendments to IFRS 9 and 7 - Classification and Measurement of Financial Instruments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financing liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.

- IFRS 18 - Presentation and Disclosure in Financial Statements introduces categories and defined subtotals in the statement of loss and comprehensive loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted.

These standards are being assessed for their impact on the Company in the current or future reporting periods.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

A price protection program on future precious and base metals production and commitments was completed in relation to the Term Loan Facility. The Company recognized a $0.3 million gain from settled non-hedge contracts and a $2.6 million gain from unsettled non-hedge contracts during the nine-month period ended September 30, 2025. At September 30, 2025, the unsettled non-hedged contracts resulted in a net asset related to derivative instruments valued at $2.9 million.

20 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As of September 30, 2025, there were 273,501,066 common shares and nil preferred shares issued and outstanding.

As of November 10, 2025, there were 273,629,603 common shares and nil preferred shares issued and outstanding, and 9,040,005 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 8,060,440. The increase in the common shares between September 30 and November 10 is primarily related to the exercise of the Company’s outstanding options and warrants.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as defined under the U.S. Sarbanes-Oxley Act of 2002 adopted by the U.S. Securities and Exchange Commission, and those of the Canadian Securities Administrators.

The Company's DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2025, the Company's CEO and CFO have certified that DC&P and ICFR are effective and that during the period ended September 30, 2025, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company's ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Technical Information

The scientific and technical information relating to the operation of the Company's material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101.

The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

• average realized silver, zinc and lead prices;

• cost of sales/Ag Eq oz produced;

• cash costs/Ag oz produced;

21 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

• all-in sustaining costs/Ag oz produced;

• working capital;

• EBITDA, adjusted EBITDA, and adjusted earnings; and

• silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions; a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price" and "average realized lead price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

22 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Reconciliation of Average Realized Silver, Zinc and Lead Prices[1]
	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Gross silver sales revenue ('000)	$17,212	$13,630	$45,950	$49,011
Payable metals and fixed pricing adjustments ('000)	22	(32)	(4)	(5)
Payable silver sales revenue ('000)	$17,234	$13,598	$45,946	$49,006
Divided by silver sold (oz)	427,054	457,749	1,290,355	1,789,721
Average realized silver price ($/oz)	$40.36	$29.71	$35.61	$27.38

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Gross zinc sales revenue ('000)	$108	$9,509	$11,883	$29,431
Payable metals and fixed pricing adjustments ('000)	-	-	(26)	31
Payable zinc sales revenue ('000)	$108	$9,509	$11,857	$29,462
Divided by zinc sold (lb)	86,512	7,501,439	9,474,630	23,955,316
Average realized zinc price ($/lb)	$1.25	$1.27	$1.25	$1.23

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Gross lead sales revenue ('000)	$2,048	$4,482	$7,312	$14,274
Payable metals and fixed pricing adjustments ('000)	1	-	-	(11)
Payable lead sales revenue ('000)	$2,049	$4,482	$7,312	$14,263
Divided by lead sold (lb)	2,271,462	4,797,611	8,135,922	14,946,421
Average realized lead price ($/lb)	$0.90	$0.93	$0.90	$0.95

1 Excludes EC120 Project pre-production silver ounces sold from the Cosalá Operations.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Produced" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent production is based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced
	Q3-2025[1]	Q3-2024[1,2]	YTD-2025[1]	YTD-2024[1,2]
Cost of sales ('000)	$20,138	$20,265	$64,756	$62,865
Less non-controlling interests portion ('000)	-	(4,336)	-	(11,984)
Attributable cost of sales ('000)	20,138	15,929	64,756	50,881
Divided by silver equivalent produced (oz)	877,454	883,049	2,553,992	2,962,099
Cost of sales/Ag Eq oz produced ($/oz)	$22.95	$18.04	$25.35	$17.18

23 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q3-2025[1]	Q3-2024[1,2]	YTD-2025[1]	YTD-2024[1,2]
Cost of sales ('000)	$8,190	$9,426	$30,781	$32,905
Divided by silver equivalent produced (oz)	385,052	639,770	1,219,286	2,087,580
Cost of sales/Ag Eq oz produced ($/oz)	$21.27	$14.73	$25.25	$15.76

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q3-2025	Q3-2024[2]	YTD-2025	YTD-2024[2]
Cost of sales ('000)	$11,948	$10,839	$33,975	$29,960
Divided by silver equivalent produced (oz)	492,402	405,465	1,334,706	1,457,531
Cost of sales/Ag Eq oz produced ($/oz)	$24.26	$26.73	$25.46	$20.56

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Changes in inventory and other indirect mining costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced
	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cost of sales ('000)	$20,138	$20,265	$64,756	$62,865
Less non-controlling interests portion ('000)	-	(4,336)	-	(11,984)
Attributable cost of sales ('000)	20,138	15,929	64,756	50,881
Smelting, refining and royalty expenses in cost of sales ('000)	(373)	(1,210)	(1,945)	(3,978)
Changes in inventory and other indirect mining costs ('000)	1,610	1,077	(787)	742
Direct mining costs ('000)	$21,375	$15,796	$62,024	$47,645
Smelting, refining and royalty expenses ('000)	1,484	3,141	5,878	11,900
Less by-product credits ('000)	(4,417)	(12,428)	(19,941)	(36,796)
Cash costs ('000)	$18,442	$6,509	$47,961	$22,749
Divided by silver produced (oz)	764,757	385,564	1,899,627	1,375,416
Cash costs/Ag oz produced ($/oz)	$24.11	$16.88	$25.25	$16.54

24 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cost of sales ('000)	$8,190	$9,426	$30,781	$32,905
Smelting, refining and royalty expenses in cost of sales ('000)	(155)	(1,062)	(1,324)	(3,557)
Changes in inventory and other indirect mining costs ('000)	1,199	1,203	(723)	698
Direct mining costs ('000)	$9,234	$9,567	$28,734	$30,046
Smelting, refining and royalty expenses ('000)	998	2,911	4,372	10,333
Less by-product credits ('000)	(2,470)	(11,113)	(14,790)	(32,811)
Cash costs ('000)	$7,762	$1,365	$18,316	$7,568
Divided by silver produced (oz)	325,177	191,739	726,323	658,729
Cash costs/Ag oz produced ($/oz)	$23.87	$7.12	$25.22	$11.49

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Cost of sales ('000)	$11,948	$10,839	$33,975	$29,960
Smelting, refining and royalty expenses in cost of sales ('000)	(218)	(246)	(621)	(701)
Changes in inventory and other indirect mining costs ('000)	411	(212)	(64)	72
Direct mining costs ('000)	$12,141	$10,381	$33,290	$29,331
Smelting, refining and royalty expenses ('000)	486	383	1,506	2,611
Less by-product credits ('000)	(1,947)	(2,192)	(5,151)	(6,642)
Cash costs ('000)	$10,680	$8,572	$29,645	$25,300
Divided by silver produced (oz)	439,580	323,043	1,173,304	1,194,479
Cash costs/Ag oz produced ($/oz)	$24.30	$26.54	$25.27	$21.18

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations.

25 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced
	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cash costs ('000)	$18,442	$6,508	$47,961	$22,748
Capital expenditures ('000)[2]	2,867	2,693	9,769	9,625
Exploration costs ('000)	1,676	586	3,819	1,858
All-in sustaining costs ('000)	$22,985	$9,787	$61,549	$34,231
Divided by silver produced (oz)	764,757	385,564	1,899,627	1,375,416
All-in sustaining costs/Ag oz produced ($/oz)	$30.06	$25.38	$32.40	$24.89

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cash costs ('000)	$7,762	$1,365	$18,316	$7,568
Capital expenditures ('000)[2]	499	654	1,143	3,503
Exploration costs ('000)	962	113	2,203	486
All-in sustaining costs ('000)	$9,223	$2,132	$21,662	$11,557
Divided by silver produced (oz)	325,177	191,739	726,323	658,729
All-in sustaining costs/Ag oz produced ($/oz)	$28.36	$11.12	$29.82	$17.54

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Cash costs ('000)	$10,680	$8,572	$29,645	$25,300
Capital expenditures ('000)[2]	2,368	3,399	8,626	10,204
Exploration costs ('000)	714	788	1,616	2,286
All-in sustaining costs ('000)	$13,762	$12,759	$39,887	$37,790
Divided by silver produced (oz)	439,580	323,043	1,173,304	1,194,479
All-in sustaining costs/Ag oz produced ($/oz)	$31.31	$39.50	$34.00	$31.64

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2 For fiscal 2025, capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on the EC120 Project.

26 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q3-2025	Q3-2024
Current Assets ('000)	$65,326	$26,789
Less current liabilities ('000)	(71,826)	(63,258)
Working capital ('000)	$(6,500)	$(36,469)

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

27 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2025

Reconciliation of EBITDA and Adjusted EBITDA
	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Net loss ('000)	$(15,708)	$(16,159)	$(49,729)	$(36,319)
Depletion and amortization ('000)	3,704	5,914	15,710	18,618
Interest and financing expense ('000)	1,710	4,419	3,565	8,030
Income tax recovery ('000)	702	198	795	469
EBITDA ('000)	$(9,592)	$(5,628)	$(29,659)	$(9,202)
Accretion on decommissioning provision ('000)	157	157	471	469
Foreign exchange loss (gain) ('000)	1,877	(1,173)	(1,107)	(161)
Gain on disposal of assets ('000)	(1)	-	(967)	-
Loss on metals contract liabilities ('000)	12,316	5,330	26,889	10,044
Other loss (gain) on derivatives ('000)	(2,916)	(178)	(3,625)	566
Fair value loss on royalty payable ('000)	19	216	300	729
Adjusted EBITDA ('000)	$1,860	$(1,276)	$(7,698)	$2,445

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings
	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Net loss ('000)	$(15,708)	$(16,159)	$(49,729)	$(36,319)
Accretion on decommissioning provision ('000)	157	157	471	469
Foreign exchange loss (gain) ('000)	1,877	(1,173)	(1,107)	(161)
Gain on disposal of assets ('000)	(1)	-	(967)	-
Loss on metals contract liabilities ('000)	12,316	5,330	26,889	10,044
Other loss (gain) on derivatives ('000)	(2,916)	(178)	(3,625)	566
Fair value loss on royalty payable ('000)	19	216	300	729
Adjusted earnings ('000)	$(4,256)	$(11,807)	$(27,768)	$(24,672)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.

28 | Page